UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Michael Johnson

Effective August 10, 2026, Michael Johnson resigned from the board of directors (the “Board”) of Anghami Inc. (the “Company”).

Mr. Johnson’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operation, policies, or practices.

The Board thanks Mr. Johnson for his service and contributions to the Company during his tenure.

Appointment of Guergui Stoyanov to Audit Committee

Following Mr. Johnson’s resignation, the Board appointed Guergui Stoyanov to serve as a member and chairman of the Company’s Audit Committee to replace Mr. Johnson.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.

Date: August 14, 2026	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer

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